SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

CNH GLOBAL N.V.
U.S. Ag Flash Reports
Canadian Ag Flash Reports
SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of July, 2003

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of June and Cumulative for 6 Months, 2003, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of May 2003 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of June and Cumulative for 6 Months, 2003,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of May 2003
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (`AEM’) and of the Canadian Farm and Industrial Equipment Institute (`CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	June N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)

RETAIL UNIT SALES: MONTH OF JUNE 2003

Agricultural Tractors: under 40 horsepower (2WD)	+ 48.6%	up high double digits, but slightly less than the industry

40 to 100 horsepower (2WD)	+ 29.4%	up moderate double digits, slightly more than the industry

over 100 horsepower (2WD)	+ 14.3%	down mid single digits

4 wheel drive tractors	(23.6%)	down high double digits, significantly more than the industry

Total tractors	+ 39.6%	up moderate double digits, moderately less than the industry

Combines	+ 6.5%	down moderate double digits

Loader/backhoes	+ 23.2%	flat

Skid Steer Loaders	+ 16.1%	down low single digits

Total Heavy Construction Equipment	+ 13.3%	up mid single digits

RETAIL UNIT SALES: 6 MONTHS, 2003

Agricultural Tractors: under 40 horsepower (2WD)	+ 25.1%	up mid single digits

40 to 100 horsepower (2WD)	+ 6.7%	up low double digits, moderately better than the industry

over 100 horsepower (2WD)	+ 0.9%	down high single digits

4 wheel drive tractors	(4.3%)	down low double digits, moderately more than the industry

Total tractors	+ 16.3%	up mid single digits

Combines	(10.4%)	down low double digits, slightly more than the industry

Loader/backhoes	(1.1%)	down low double digits, moderately more than the industry

Skid Steer Loaders	(4.1%)	down low double digits, moderately more than the industry

Total Heavy Construction Equipment	+ 1.8%	down mid single digits

DEALER INVENTORIES: END OF May 2003

Agricultural Tractors:
under 40 horsepower (2WD)	6.1 months supply	in line with the industry

40 to 100 horsepower (2WD)	5.6 months supply	1/2 month lower than the industry

over 100 horsepower (2WD)	4.9 months supply	1/2 month lower than the industry

4 wheel drive tractors	4.0 months supply	1 month lower than the industry

Total tractors	5.8 months supply	1/2 month lower than the industry

Combines	3.6 months supply	in line with the industry

Dated: July 15, 2003

Industry Trends

U.S. Ag Flash Reports

June 2003 Flash Report
U.S. Unit Retail Sales
(Report released July 11, 2003)

							May 2003
	June	June		Y-T-D			U.S. Field
Equipment	2003	2002	% Chg.	2003	Y-T-D 2002	% Chg.	Inventory

Farm Wheel Tractors - 2 Wheel Drive

Under 40 HP	17,135	11,327	51.3	66,895	53,096	26.0	52,563

40 & Under 100 HP	7,278	5,471	33.0	29,731	27,394	8.5	25,468

100 HP & Over	1,057	921	14.8	7,713	7,819	-1.4	5,461

Total - 2 Wheel Drive	25,470	17,719	43.7	104,339	88,309	18.2	83,492

Total - 4 Wheel Drive	144	188	-23.4	1,439	1,599	-10.0	858

Total — Farm Wheel Tractors	25,614	17,907	43.0	105,778	89,908	17.7	84,350

Combines (Self-Propelled)	349	338	3.3	1,718	1,979	-13.2	1,267

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Deb Carson at 414-298-4146.

Back To U.S. Ag Reports Home

© AEM 2003 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

June 2003 Flash Report Canada
Unit Retail Sales
(Report released 7/11/2003)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	June			June YTD			May

							2003	2002
							Canadian	Canadian
							(Field)	(Field)
Equipment	2003	2002	% Chg.	2003	2002	% Chg.	Inventory	Inventory

Farm Wheel Tractors - 2 Wheel Drive

Under 40 HP	749	712	5.2	2,746	2,562	7.2	3,755	3,114

40 & Under 100 HP	613	627	-2.2	3,093	3,361	-8.0	3,404	3,306

100 HP & Over	365	323	13.0	2,223	2,030	9.5	1,685	1,471

Total - 2 Wheel Drive	1,727	1,662	3.9	8,062	7,953	1.4	8,844	7,891

Total - 4 Wheel Drive	34	45	-24.4	451	376	19.9	213	184

Total Farm Wheel Tractors	1,761	1,707	3.2	8,513	8,329	2.2	9,057	8,075

Combines (Self-Propelled)	94	78	20.5	336	313	7.3	483	452

© AEM 2003 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By: /s/ Darlene M. Roback

Darlene M. Roback Assistant Secretary

July 15, 2003